Mail Stop 3561

June 29, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Christopher Stringer
  President and Chief Financial Officer
ACTIONVIEW INTERNATIONAL, INC.
1892 West Broadway, 2nd Floor
Vancouver, British Columbia,
Canada V6Y1J9

>   **Re: ActionView International, Inc.**
>   **Supplemental response letter dated June 22, 2007 regarding the Form**
>   **10-KSB for the year ended December 31, 2006**
>   **File No. 033-03328-D**

Dear Mr. Stringer:

   We have reviewed your supplemental response letter to us dated June 22, 2007 in response to our letter of comment dated June 8, 2007 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

General

1.   Please file your supplemental response letter to us dated June 22, 2007 on EDGAR as nonpublic correspondence as soon as practicable.

Note (13) Subsequent Events, page F-23

2.   We have reviewed your response to prior comment 11. In future filings, please expand the disclosure in Note 6 (shown in your December 31, 2006 Annual Report on Form 10-KSB) to separately list the individual convertible promissory notes outstanding, including separately disclosing an estimate of the number of shares that could be issued upon conversion of the $180,000 notes that are currently in default. In addition, due to the significance of the number of shares that could be issued, this information should be disclosed in the June 30, 2007 Quarterly Report on Form 10-QSB, to be filed. Further, the June 30, 2007 Quarterly Report on Form 10-QSB should disclose the conversion details of the $225,000 notes converted in May 2007, particularly the information included in your supplemental response.

3.   We have reviewed your response to prior comment 12. In your June 30, 2007 Quarterly Report on Form 10-QSB, to be filed, please disclose the information contained in your supplemental response, including clarifying whether or not the Vancouver business is being held for sale and the percentage or total amount of assets and revenues that this business contributes to your operations. Please disclose whether the statement of operations line item "advertising revenue" consists primarily of the Vancouver business operations.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

<u>Closing</u>

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief